As filed with the Securities and Exchange Commission on October 12, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Amendment No. 3)
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GLG PARTNERS, INC.
(Name of Subject Company (Issuer))

GLG PARTNERS, INC.
MAN GROUP PLC

(Name of Filing Person (Offeror))

Public Warrants to Purchase Common Stock, par value $0.0001
Founders Warrants to Purchase Common Stock, par value $0.0001
Sponsors Warrants to Purchase Common Stock, par value $0.0001
Co-Investment Warrants to Purchase Common Stock, par value $0.0001
(Title of Class of Securities)

Public Warrants — 37929X115
Founders Warrants — None
Sponsors Warrants — None
Co-Investment Warrants — None
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
(Amendment No. 3)
(Rule 13e-100)
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

GLG Partners, Inc.
Man Group plc
Man Principal Strategies Holdings LLC
Escalator Sub 1 Inc.
Noam Gottesman
Emmanuel Roman
Pierre Lagrange
Gottesman GLG Trust
TOMS International Ltd.
Roman GLG Trust
Jackson Holding Services Inc.
Lagrange GLG Trust
Point Pleasant Ventures Ltd.

(Name of Person(s) Filing Statement)

Alejandro San Miguel General Counsel and Corporate Secretary GLG Partners, Inc. 399 Park Avenue, 38th Floor New York, New York 10022 (212) 224-7200	Stephen Ross Jasveer Singh Man Group plc Sugar Quay Lower Thames Street London EC3R 6DU Tel: +44 20 7144 1000 Fax: +44 20 7144 2001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Allen Miller Marc Alpert Sey-Hyo Lee Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Tel: 212.408.5100 Fax: 212.541.5369	Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, NY 10020 Tel: 212.610.6300 Fax: 212.610.6399	Jane McDonald Danielle D. Do Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: 212.310.8000 Fax: 212.310.8007

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$7,028,523.33	$501.13

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-1l(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the purchase of 32,984,674 Public Warrants, 12,000,003 Founders Warrants, 4,500,000 Sponsors Warrants and 5,000,000 Co-Investment Warrants at the purchase price of $0.129 per warrant.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $501.13	Filing Party: GLG Partners, Inc. and Man Group plc
Form or Registration No.: Schedule TO	Date Filed: September 13, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-l.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3. (Applicable to Public Warrants)

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) to the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement with respect to the Public Warrants filed on September 13, 2010 (the “Original Schedule TO”) is filed herewith under cover of Schedule TO by GLG Partners, Inc., a Delaware corporation (“GLG” or the “Company”), pursuant to Rule 13e-4 and Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and by Man Group plc, a public limited company existing under the laws of England and Wales (“Man”), pursuant to Rule 14d-1 and Rule 13e-3 under the Exchange Act, in connection with the offer by GLG and Man Group plc to purchase for cash all of the outstanding public warrants (the “Public Warrants”), all of the outstanding founders warrants (the “Founders Warrants”), all of the outstanding sponsors warrants (the “Sponsors Warrants”) and all of the outstanding co-investment warrants (the “Co-Investment Warrants”, and collectively with the Public Warrants, Founders Warrants and the Sponsors Warrants, the “Warrants”) of GLG at a purchase price of $0.129 per Warrant, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). In addition, Man Principal Strategies Holdings LLC, Escalator Sub 1 Inc., Noam Gottesman, Emmanuel Roman, Pierre Lagrange, Gottesman GLG Trust, TOMS International Ltd., Roman GLG Trust, Jackson Holding Services Inc., Lagrange GLG Trust and Point Pleasant Ventures Ltd. (collectively with GLG and Man, the “Filing Persons”) are filing this Amendment No. 3 solely for the purpose of complying with Rule 13e-3 and related rules under the Exchange Act. All information contained in this Amendment No. 3 and the Original Schedule TO concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person. This Amendment No. 3 and the Original Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4, Rule 14d-1 and Rule 13e-3 of the Exchange Act.

(1) Items 1 through 9, 11 and 13 of the Schedule TO are amended as follows:

In accordance with the terms of the Offer, on October 12, 2010, GLG extended the Offer until 3:45 a.m. New York City time, on October 14, 2010, unless further extended, to ensure that the Expiration Date coincides with the completion of the Merger.

Accordingly, all references to the Expiration Date in the Offer to Purchase are hereby amended to be references to 3:45 a.m. New York City time, on October 14, 2010, unless further extended.

On October 12, 2010, GLG issued a press release announcing the extension of the Offer. A copy of the press release is attached as Exhibit 99(a)(1)(F) to this Schedule TO and is incorporated herein by reference.

(2) Item 12 of the Schedule TO is amended as follows:

The following is added as a new exhibit:

Exhibit No.	Description

99(a)(1)(F)	Press release of GLG Partners, Inc., dated October 12, 2010.

Except for the amendments described herein, no other information in the Original Schedule TO is amended hereby.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2010

GLG PARTNERS, INC.

By:	/s/ Alejandro San Miguel
Name:     Alejandro San Miguel

Title:	General Counsel and Corporate Secretary

Dated: October 12, 2010

MAN GROUP PLC

By:	/s/ Kevin Hayes
Name:     Kevin Hayes

Title:	Finance Director

Dated: October 12, 2010

MAN PRINCIPAL STRATEGIES HOLDINGS LLC

By:	/s/ John B. Rowsell
Name:     John Rowsell

Title:	President

Dated: October 12, 2010

ESCALATOR SUB 1 INC.

By:	/s/ John B. Rowsell
Name:     John Rowsell

Title:	President

Dated: October 12, 2010

NOAM GOTTESMAN

/s/  Noam Gottesman

Dated: October 12, 2010

EMMANUEL ROMAN

/s/  Emmanuel Roman

Dated: October 12, 2010

PIERRE LAGRANGE

/s/  Pierre Lagrange

Dated: October 12, 2010

/s/  Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust

Dated: October 12, 2010

TOMS INTERNATIONAL LTD.

By:	/s/ Jeffrey A. Robins
Name     Jeffrey A. Robins

Title:	Vice President and Assistant Secretary

Dated: October 12, 2010

/s/  Jeffrey A. Robins
Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust

Dated: October 12, 2010

JACKSON HOLDING SERVICES INC.

By:	/s/ Jeffrey A. Robins
Name:     Jeffrey A. Robins

Title:	Director

Dated: October 12, 2010

G&S TRUSTEES LIMITED, in its capacity as trustee of the LAGRANGE GLG TRUST

By:	/s/ Nigel Bentley
Name:     Nigel Bentley

Title:	Director

Dated: October 12, 2010

POINT PLEASANT VENTURES LTD.

By:	/s/ Nigel Bentley
Name:     Nigel Bentley

Title:	Director

INDEX TO EXHIBITS

Exhibit
Number	Description

99(a)(1)(A)	Offer to Purchase dated September 13, 2010.*
99(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*
99(a)(1)(C)	Notice of Guaranteed Delivery.*
99(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99(a)(1)(F)	Press release of GLG Partners, Inc., dated October 12, 2010.
99(d)(1)	Agreement and Plan of Merger dated as of May 17, 2010 among GLG Partners, Inc., Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(2)	Amendment No. 1 dated as of August 19, 2010 to the Agreement and Plan of Merger dated as of May 17, 2010 among the Company, Man Group plc and Escalator Sub 1 Inc., filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on August 20, 2010, is incorporated herein by reference.
99(d)(3)	Share Exchange Agreement dated May 17, 2010 by and among Man Group plc and the stockholders of the Company party thereto, filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(4)	Voting and Support Agreement dated May 17, 2010 by and among Man Group plc, Escalator Sub 1 Inc. and the stockholders of the Company party thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(5)	Second Amended and Restated Employment Agreement between the Company and Jeffrey M. Rojek, dated May 16, 2010, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(6)	Second Amended and Restated Employment Agreement between the Company and Alejandro San Miguel, dated May 16, 2010, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(7)	Amendment to Amended and Restated Employment Agreement between the Company and Simon White, dated May 16, 2010, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 19, 2010, is incorporated herein by reference.
99(d)(8)	Joinder Agreement dated as of June 21, 2010 by and among Man Group plc, Escalator Sub 1 Inc., the Company, Sage Summit LP, Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of Blue Hill Trust and Green Hill Trust, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 25, 2010, is incorporated herein by reference.
99(d)(9)	Purchase Agreement dated as of June 21, 2010 between Sage Summit LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, filed as Exhibit 4 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(10)	Purchase Agreement dated as of June 21, 2010 between Lavender Heights Capital LP and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, filed as Exhibit 5 to the Statement of Beneficial Ownership on Schedule 13D of Blue Hill Trust and Green Hill Trust on June 28, 2010, is incorporated herein by reference.
99(d)(11)	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.
99(d)(12)	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-147865), is incorporated herein by reference.

Exhibit
Number	Description

99(d)(13)	Founders’ Agreement dated June 22, 2007 among Noam Gottesman, as Sellers’s Representative, the Principals, the Trustees, Berggruen Freedom Holdings Ltd. and Marlin Equities II, LLC, filed as Annex E to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(14)	GLG Shareholders Agreement dated as of June 22, 2007 among the Company and the Persons set forth on the signature pages thereto, filed as Annex D to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(15)	Voting Agreement dated as of June 22, 2007 among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP and the Company, filed as Annex F to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(16)	Agreement Among Principals and Trustees dated as of June 22, 2007 among the Principals and the Trustees filed as Annex G to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.
99(d)(17)	Indenture, dated as of May 15, 2009, between the Company and The Bank of New York Mellon, as trustee, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-33217), is incorporated herein by reference.
99(e)(18)	Support Agreement dated as of November 2, 2007 between the Company and FA Sub 2 Limited, filed as Annex B to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217), is incorporated herein by reference.

*	Previously filed on September 13, 2010.